                                   FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


 (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

     For the fiscal year ended             December 31, 1997
                                ------------------------------------------


                                      OR


 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934 (NO FEE REQUIRED)

     For the transition period from _____________ to _______________



                        Commission File Number 1-13393
                                               -------

 A. Full title of the plan and address of the plan, if different from that of the issuer named below:



     SUNBURST HOSPITALITY CORPORATION RETIREMENT SAVINGS & INVESTMENT PLAN
--------------------------------------------------------------------------------
(formerly Choice Hotels International, Inc. Retirement Savings & Investment Plan



 B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:


                       Sunburst Hospitality Corporation
              10770 Columbia Pike, Silver Spring, Maryland  20901

                   Report of Independent Public Accountants
                   ----------------------------------------

To the Administrator of the Sunburst Hospitality Corporation Retirement Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan (the "Plan" -- see Note 1) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and December 31, 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in its net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the plan management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Washington, D.C.
June 30, 1998

                       SUNBURST HOSPITALITY CORPORATION
                    RETIREMENT, SAVINGS AND INVESTMENT PLAN


                                     INDEX

                                                           Page
                                                           ----
Statement of Net Assets Available for Benefits as of
December 31, 1997 and 1996                                   1

Statement of Changes in Net Assets Available for
Benefits, with Fund Information, for the Year Ended
December 31, 1997                                            2

Notes to Financial Statements as of December 31, 1997      3-7

Item 27(a) - Schedule of Assets Held for Investment
Purposes as of December 31, 1997                             8

Item 27(d) - Schedule of Reportable Transactions for the
Year Ended December 31, 1997                                 9

Non-exempt Transactions for the Year Ended
December 31, 1997                                            *

Obligations in Default as of December 31, 1997               *

Leases in Default as of December 31, 1997                    *



* Schedules omitted because there were no such transactions, obligations, or leases in default.

                       SUNBURST HOSPITALITY CORPORATION
                    RETIREMENT, SAVINGS AND INVESTMENT PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 1997 AND 1996

                                                                           1997                  1996
                                                                       -----------          ------------
Assets:
  Participant Directed Investments held by Chase Manhattan
   Bank:

       Janus Fund                                                      $ 8,528,097           $ 6,247,943
       Vanguard U.S. Treasury Money Market Fund                          2,317,911             2,321,141
       T. Rowe Price Stable Value Fund                                   1,254,665             1,029,507
       Vanguard Wellington Balanced Fund                                 7,736,995             5,910,367
       T. Rowe Price International Stock Fund                            3,319,698             3,346,994
       Choice Hotels International Common Stock Fund                     1,853,235                    --
       Manor Care Common Stock Fund                                        664,051               666,900
       Sunburst Hospitality Common Stock Fund                              379,337                    --
                                                                       -----------           -----------
          Total investments                                             26,053,989            19,522,852
                                                                       -----------           -----------

  Participant loans                                                        770,405               685,123
  Receivable from Manor Care Plan (see Note 6)                              53,108               471,958
  Contributions receivable:
     Employer, paid subsequent to year-end                               1,006,310               893,090
     Employee, paid subsequent to year-end                                  81,981                90,094
                                                                       -----------           -----------
NET ASSETS AVAILABLE FOR BENEFITS                                      $27,965,793           $21,663,117
                                                                       ===========           ===========

        The accompanying notes are an integral part of this statement.

                       Sunburst Hospitality Corporation
                    Retirement, Savings and Investment Plan

     Statement of Changes in Net Assets Available for Benefits, with Fund
              Information, for the Year Ended December 31, 1997

                                       Participant Directed
----------------------------------------------------------------------------------------------------------------------------
                                                                                     Vanguard       Vanguard
                                       T. Rowe Price               T. Rowe Price    US Treasury    Wellington  Choice Hotels
                                       International     Janus      Stable Value    Money Market    Balanced      Common
                                        Stock Fund       Fund          Fund            Fund           Fund      Stock Fund
                                       -------------- ----------    ------------    ------------  -----------  -------------

Additions
 Contributions:
  Employer                              $        -    $        -    $         -    $        -     $         -   $  893,090
  Employee                                 390,153       811,476        162,027       305,355         668,705       91,623
                                        ----------    ----------     ----------    ----------     -----------  -----------
    Total                                  390,153       811,476        162,027       305,355         668,705      984,713

 Interest and dividends, including
  interest on participant loan
  transactions                             174,986     1,410,218        63,671        112,281         648,682        1,284
 Net (depreciation) appreciation in
  market value                             (93,046)      100,399             -              -         763,449      563,109
 Rollover contributions                      9,870         9,571         6,028          3,900           8,433       11,081
 Transfers in from Manor Care Plan          77,115       145,924        43,024          6,140          98,151      380,759
                                        ----------    ----------     ----------    ----------     -----------  -----------
     Total additions                       559,078     2,477,588       274,750        427,676       2,187,420    1,940,946
                                        ----------    ----------     ----------    ----------     -----------  -----------

 Transfers between investment options,
  including principal portions of
  participant loan transactions           (240,398)       17,883        83,358       (104,186)        (84,719)     (15,974)
                                        ----------    ----------     ----------    ----------     -----------  -----------
Deductions
 Benefit payments                         (345,976)     (215,317)     (132,950)      (326,720)       (276,073)     (71,737)
                                        ----------    ----------     ----------    ----------     -----------  -----------

  Net (decrease) increase                  (27,296)    2,280,154       225,158         (3,230)      1,826,628    1,853,235

Net asset available for benefits,
  beginning of year                      3,346,994     6,247,943     1,029,507      2,321,141       5,910,367            -
                                        ----------    ----------     ----------    ----------     -----------  -----------
Net assets available for benefit,
  end of year                           $3,319,698    $8,528,097    $1,254,665     $2,317,911      $7,736,995   $1,853,235
                                        ==========    ==========    ==========     ==========     ==========   ===========



-------------------------------------------------------------------------------------------------------------
                                        Sunburst
                                       Hospitality    Manor Care                       Non-
                                         Common         Common      Participant     participant      1997
                                       Stock Fund     Stock Fund       Loans       Directed Other    Total
                                       -------------- ----------    ------------    ------------  -----------

Additions
 Contributions:
  Employer                              $        -    $        -    $         -    $  113,220     $ 1,006,310
  Employee                                       -             -               -       (8,113)      2,421,226
                                        ----------    ----------     ----------    ----------     -----------
    Total                                        -             -              -       105,107       3,427,536

 Interest and dividends, including
  interest on participant loan
  transactions                                   -         2,146             -              -       2,413,268
 Net (depreciation) appreciation in
  market value                               9,602       150,237             -              -       1,493,750
 Rollover contributions                          -             -             -              -          48,883
 Transfers in from Manor Care Plan               -        11,326        23,579       (418,850)        367,168
                                        ----------    ----------     ----------    ----------     -----------
     Total additions                         9,602       163,709        23,579       (313,743)      7,750,605
                                        ----------    ----------     ----------    ----------     -----------

 Transfers between investment options,
  including principal portions of
  participant loan transactions            369,735)      (88,601)       62,902              -               -
                                        ----------    ----------     ----------    ----------     -----------
Deductions
 Benefit payments                                -       (77,957)       (1,199)             -      (1,447,929)
                                        ----------    ----------     ----------    ----------     -----------

  Net (decrease) increase                  379,337        (2,849)       85,282       (313,743)      6,302,676

Net asset available for benefits,
  beginning of year                              -       666,900       685,123      1,455,142      21,663,117
                                        ----------    ----------     ----------    ----------     -----------
Net assets available for benefit,
  end of year                           $  379,337    $  664,051    $  770,405     $1,141,399     $27,965,793
                                        ==========    ==========    ==========     ==========     ===========

        The accompanying notes are an integral part of this statement.

                       SUNBURST HOSPITALITY CORPORATION
                    RETIREMENT, SAVINGS AND INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 1997

1. NATURE OF THE ORGANIZATION AND DESCRIPTION OF THE PLAN

     The Sunburst Hospitality Corporation Retirement, Savings and Investment Plan (the "Plan") is a defined contribution, salary deferral plan available to the employees of Sunburst Hospitality Corporation ("Sunburst") and Choice Hotels International, Inc. ("Choice"). Sunburst is a leading national hotel company. The Company owns and operates approximately 75 hotels. Choice is one of the largest franchisers of hotels in the world. The Company franchises approximately 3,500 hotels operated under the following brand names: Quality Inn, Comfort Inn, Clarion, Sleep Inn, Rodeway Inn, EconoLodge, and Mainstay Suites.

     Sunburst was formerly a subsidiary of Manor Care, Inc. ("Manor Care"). On November 1, 1996, Manor Care separated its lodging business from its health care business by distributing to its shareholders all of the outstanding common stock of Sunburst, (the "Manor Care Distribution"). On October 15, 1997, Choice Hotels International, Inc. separated its franchising and European hotel business from its owned hotel business by distributing to its shareholders the common stock of Choice Hotels Franchising (the "Choice Distribution"). Subsequent to the Choice Distribution, Choice Hotels International, Inc. changed its name to Sunburst Hospitality Corporation and Choice Hotels Franchising changed its name to Choice Hotels International, Inc. In connection with the Choice Distribution, the name of the Choice Hotels International, Inc. Retirement, Savings and Investment Plan was changed to the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan.

     In connection with the Manor Care Distribution, Manor Care retained sponsorship of the Manor Care Retirement, Savings and Investment Plan (the "Manor Care Plan") and the Company adopted the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan.

     The following description of the Plan provides general information only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

     The Plan, established on October 1, 1996, is a participant directed, defined contribution, salary deferral plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     ELIGIBILITY AND CONTRIBUTIONS

     All employees of Sunburst and Choice (collectively the "Companies") are eligible to participate in the Plan if they are:

     --  are at least 21 years of age
     --  have completed one year of service
     --  have worked at least 1,000 hours in the previous year

     Participants may elect to contribute up to 15% of their annual compensation to the Plan, subject to IRS limitations.

     The Companies match an employee's contributions, up to a total match of 6% of employee salary.

               Length of Service                   Percentage Match
       --------------------------------    --------------------------------
                   1-5 years                               25%
                   6-9 years                               75%
                   10 years or more                       100%

  The Companies have the right to apply amounts forfeited by employees to reduce employer contributions. In 1997, forfeitures of $12,788 were used to reduce the employer contribution and allocated to the plan funds in conjunction with the Companies matching contributions.

     BENEFITS AND VESTING

     Participants are immediately vested in all participant contributions and earnings on such contributions. Participants vest in the Company Contributions 20% per year beginning at the end of their third year, resulting in full vesting at the end of their seventh year.

     Participants who leave the Company with a balance of less than $3,500 are required to roll the money over into another 401(k) or IRA account, or receive a direct payment after withholding of applicable federal and state tax provisions. If the participant's balance is greater than $3,500, the participant may retain their investment in the Plan for as long as IRS regulations allow.

     INVESTMENTS

     Participants may direct the investment of their contributions into their choice of mutual funds, common collective trusts, or the common stock of Choice or Sunburst. Participants, who previously had investments in Manor Care common stock through the Manor Care Plan have been allowed to retain the Manor Care stock, but not to make additional investments. These funds are as follows:

     --  Vanguard U.S. Treasury Money Market Fund
     --  T. Rowe Price Stable Value Fund
     --  Vanguard Wellington Balanced Fund
     --  T. Rowe Price International Stock Fund
     --  Janus Fund

     Additionally, the Company contribution is made in Company stock. Investments are reported at quoted market values. All income earned is allocated monthly.

     LOANS

     Participant loans are made available to all participants who have a vested account balance. The minimum loan amount is $750 and the maximum loan amount is the lesser of $50,000 or 50% of a participant's vested account balance. Additionally, interest rates are equal to 1% above the Prime Rate on the date the loan is issued and there is a $35 loan-processing fee per loan. Participants may not have more than one loan outstanding at any time.

     USE OF ESTIMATES

     The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

     TRUSTEE FEES

     Investment management fees are netted against investment earnings in each fund. Trustee fees and all administrative expenses of the Plan are currently paid by the Companies. The Companies currently have no intention to seek reimbursement from the Plan for prior or future expenses paid by the Companies.

3. FEDERAL INCOME TAX STATUS

     The Plan has not yet received a determination letter from the Internal Revenue Service. However, management believes that the Plan, as designed is in compliance with the applicable requirements of Section 401(a) of the Internal Revenue Code. Management believes that the Plan is operating as intended and, as such, continues to comply with these requirements.

4. PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5. RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds and common collective trusts managed by Chase Manhattan. Chase Manhattan is the Trustee and, therefore, these transactions qualify as party-in-interest.

6. NON-PARTICIPANT DIRECTED OTHER

     Non-participant Directed Other balances included in the financial statements represent receivables from the Company for contributions which have not yet been remitted to the trustee. Additionally, certain Plan investments had not yet been transferred from the Manor Care Plan as of December 31, 1996. These balances are also included as Non-participant Directed Other balances. All amounts were received by the Plan subsequent to year-end.

7. MULTI-EMPLOYER STATUS

     As discussed in Note 1, subsequent to the Choice Distribution, the Plan changed its name to the Sunburst Hospitality Corporation Retirement, Savings, and Investment Plan and the Plan became available to the employees of both Choice and Sunburst. The administrative expenses are shared by the Companies.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 for the year ended December 31, 1997:

  Net assets available for Plan benefits per financial statements                       $27,965,791
                                                                                        -----------
  Amounts allocated to withdrawing participants                                            (428,158)
                                                                                        -----------
  Net assets available for Plan benefits per the Form 5500                              $27,537,633
                                                                                        ===========

  The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1997:

  Benefits paid to participants per the financial statements                             $1,447,929
                                                                                         ----------
  Add:  Amounts allocated to withdrawing participants at December 31, 1997                  428,158
                                                                                         ----------
  Less:  Amounts allocated to withdrawing participants at
         December 31, 1996                                                                 (122,390)
                                                                                         ----------
Benefits paid to participants per the Form 5500                                          $1,752,498
                                                                                         ----------

  Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have occurred but have not been paid as of December 31.

                        SUNBURST HOSPITALITY CORPORATION
                    RETIREMENT, SAVINGS AND INVESTMENT PLAN

          ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1997

              IDENTITY OF ISSUE                DESCRIPTION OF INVESTMENT          COST          CURRENT VALUE
-------------------------------------------    -------------------------    --------------    -----------------
Janus Fund                                      Mutual Fund                   $ 7,537,727        $ 8,528,097
Vanguard U. S. Treasury Money Market Fund       Mutual Fund                     2,317,911          2,317,911
T. Rowe Price Stable Value Fund                 Common/Collective Trust         1,254,665          1,254,665
Vanguard Wellington Balanced Fund               Mutual Fund                     5,904,228          7,736,995
T. Rowe Price International Stock Fund          Mutual Fund                     2,872,835          3,319,698
Choice Hotels International Common Stock Fund*  Common Stock                    1,291,372          1,853,235
Manor Care Common Stock Fund*                   Common Stock                      287,296            664,051
Sunburst Hospitality Common Stock Fund*         Common Stock                      225,368            379,337
                                                                            --------------    -----------------
                                                                               21,691,403         26,053,989
Participant loans                               9.25  9.5% interest rate          770,403            770,403
                                                                            --------------    -----------------
Total assets held for investment purposes                                     $22,461,806        $26,824,392
                                                                            ==============    =================


*  Represents party-in-interest to the Plan

                       SUNBURST HOSPITALITY CORPORATION
                    RETIREMENT, SAVINGS AND INVESTMENT PLAN


                Item 27(d) - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1997






                                                                                                        CURRENT
                                                                                EXPENSE                  VALUE OF
       IDENTITY                  DESCRIPTION                                   INCURRED      COST        ASSET ON       NET
          OF                         OF         PURCHASE    SELLING   LEASE      WITH         OF       TRANSACTION     GAIN/
        PARTY                      ASSET         PRICE       PRICE    RENTAL  TRANSACTION    ASSET         DATE        (LOSS)
-----------------------------   ------------  ----------   ---------  ------  -----------  ----------  -----------  ---------
Vanguard U.S. Treasury
    Money Market Fund           Mutual Fund   $ 4,585,652  $      --  $ --      $ --      $ 4,585,652  $ 4,585,652   $   --
Vanguard U.S. Treasury
    Money Market Fund           Mutual Fund    (4,532,187)        --  $ --      $ --       (4,532,187)  (4,532,187)
Choice Hotels Common Stock      Common Stock    1,580,204                                   1,580,204    1,580,204
Choice Hotels Common Stock      Common Stock                 (99,875)                         (78,412)     (99,875)   21,436
Janus Fund                      Mutual Fund     2,411,527                                   2,411,527    2,411,527
Janus Fund                      Mutual Fund                 (241,568)                        (184,500)    (241,568)   57,068
T. Rowe Price International
    Stock Fund                  Mutual Fund       567,142                                     567,142      567,142
T. Rowe Price International
    Stock Fund                  Mutual Fund                 (516,019)                        (407,850)    (516,019)  108,169
Vanguard Wellington Fund        Mutual Fund     1,446,428                                   1,446,428    1,446,428
Vanguard Wellington Fund        Mutual Fund                 (385,181)                        (289,265)    (385,181)   95,916

*  These transactions qualify as party-in-interest transactions as described in
   Note 5.


 Retirement and Savings Plan Statement of Changes in Net Assets Available for
                                   Benefits

EXHIBITS.


           23 - Consent of Independent Public Accountants.



                                     SIGNATURES



  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


     Dated: July 15, 1998    SUNBURST HOSPITALITY CORPORATION
                             RETIREMENT SAVINGS & INVESTMENT PLAN

                              By: CHASE MANHATTAN BANK, as trustee


                                  By:     /s/ Catherine Kidder Platt
                                      ----------------------------------
                                          Asst. Vice President
                                      ----------------------------------